

March 13, 2012

<u>Via E-mail</u>
Mr. Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

> **RE: D.R. Horton, Inc.**
> **Form 10-K for the Year Ended September 30, 2011**
> **Filed November 17, 2011**
> **Form 10-Q for the Period Ended December 31, 2011**
> **Filed January 27, 2012**
> **Responses dated February 14, 2012 and February 21, 2012**
> **File No. 1-14122**

Dear Mr. Wheat:

We have reviewed your response letters dated February 14, 2012 and February 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Financial Statements

Insurance and Legal Claims, page 90

1. We note your response to comment six from our letter dated February 8, 2012. We have the following additional comments in this regard:
   - Please revise your disclosure to clarify that substantially all of your liabilities for claims, complaints and other legal actions relate to construction defect matters, which constituted 99% of your $529.6 million liabilities at September 30, 2011. Your revised disclosure should include information similar to the information your provided in your response;

- We note that your liabilities decreased from $571.3 million at September 30, 2010 to $529.6 million at September 30, 2011. Please disclose the reasons for this decrease and provide a rollfoward of these liabilities similar to your warrant liability;
- Please disclose the number of claims of construction defect matters pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and average settlement amount per claim. Please also address the estimated unasserted claims you include in your determination of your estimated liability and how changes in such unasserted claims impacted your estimate period to period. Also, please address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to Question 3 of SAB Topic 5:Y; and
- To the extent that there were changes in trends in construction defect claims, claim settlement patterns, the claim rate or the average costs per claim used to estimate your liabilities, please expand your disclosures to discuss these changes in assumptions and the impact they had on your estimated liabilities from period to period. You may provide this disclosure in your footnotes or in your critical accounting policy disclosures.

Please show us supplementally what your revised disclosures will look like.

2. We are still evaluating your response to comment seven from our letter dated February 8, 2012.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief